# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROGERS COMMUNICATIONS INC, CIK 0000733099
CUSIP: 775109200
Title of class of securities: CLASS B NON-VOTING COMMON STOCK
Address of issuer's principal executive offices: 333 BLOOR STREET EAST, 10TH FLOOR, Toronto, Ontario Canada (A6), M4W 1G9
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000318989-23-000050
Filed by CIK 0000318989

## Reporting persons
- FIL Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 18,096,332; shared voting power 0; sole dispositive power 19,215,744; shared dispositive power 0; aggregate amount beneficially owned 19,215,744 (4.5% of the class)
- Pandanus Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 19,215,744; shared dispositive power 0; aggregate amount beneficially owned 19,215,744 (4.5% of the class)
- Pandanus Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 19,215,744; shared dispositive power 0; aggregate amount beneficially owned 19,215,744 (4.5% of the class)

## Item 1. Issuer
Name of issuer: ROGERS COMMUNICATIONS INC
Address of issuer's principal executive offices: 333 BLOOR STREET EAST,10TH FLOOR,Toronto,A6,CA,M4W 1G9

## Item 2. Person Filing
Name of person filing: FIL Limited
Address of principal business office or, if none, residence: Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Please see Exhibit 99.

## Item 4. Ownership
Amount beneficially owned: 19215744.00
Percent of class: 4.5
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 19215744.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS B NON-VOTING COMMON STOCK of ROGERS COMMUNICATIONS INC. No one other person's interest in the CLASS B NON-VOTING COMMON STOCK of ROGERS COMMUNICATIONS INC is more than five percent of the total outstanding CLASS B NON-VOTING COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

## Signatures
- FIL Limited: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of FIL Limited and its direct and indirect subsidiaries* (08/05/2026)
- Pandanus Partners, L.P.: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of December 19, 2022, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.* (08/05/2026)
- Pandanus Associates, Inc.: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of Pandanus Associates, Inc.* (08/05/2026)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FIL Limited on January 31, 2023, accession number: 0000318989-23-000005.